Exhibit 12.1


                        U.S. Restaurant Properties, Inc.
   Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends
                                 (in thousands)



                                                         Three months ended
                                                 ----------------------------------
                                                      3/31/99           3/31/98
                                                 ----------------  ----------------

Net Income                                        $      2,510      $      4,404

Fixed Charges:
   Interest Expense                                      6,739             3,261
   Capitalized Interest                                    305                --
   Preferred Dividend Requirements                       1,776             1,776
                                                 ----------------  ----------------
Total Fixed Charges and Preferred Stock
   Dividends                                             8,820             5,037

Less Preferred Stock Dividend Requirements               1,776             1,776
                                                 ----------------  ----------------
Earnings                                          $      9,554      $      7,665
                                                 ================  ================

Ratio of Earnings to Fixed Charges                       1.36x (1)         2.35x
Ratio of Earnings to Combined Fixed
   Charges and Preferred Stock Dividends                 1.08x (1)         1.52x



              (1) During the three  months  ended  March 31,  1999,  the Company recorded a non-cash, unusual charge of $2,550 relating to contingent OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock would have been 1.72x and 1.37x, respectively for the three months ended March 31, 1999.